Denim.LA, Inc.

Audited Financial Statements
December 31, 2019 and 2018

DENIM.LA, INC.

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Denim.LA, Inc.
Los Angeles, CA

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Denim.LA, Inc. (the "Company") as of December 31, 2019 and 2018, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's net losses from inception, negative cash flow from operations, and lack of liquidity raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ dbb*mckennon*

We have served as the Company's auditor since 2018

Newport Beach, California
December 11, 2020

DENIM.LA, INC.
BALANCE SHEETS
As of December 31, 2019 and 2018

	2019	2018
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 40,469	$ 584,481
Inventory	1,061,969	1,208,642
Deferred offering costs	-	101,762
Prepaid expenses	63,516	178,414
Total Current Assets	1,165,954	2,073,299
Non-Current Assets:		
Property, equipment, and software, net	72,593	113,630
Deposits	43,510	58,000
Total Non-Current Assets	116,103	171,630
TOTAL ASSETS	$ 1,282,057	$ 2,244,929

See accompanying notes to financial statements

DENIM.LA, INC.
BALANCE SHEETS
As of December 31, 2019 and 2018

	2019	2018
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 1,597,770	$ 987,554
Accrued expenses and other liabilities	1,121,317	518,933
Deferred revenue	15,231	274,959
Due to related parties	263,427	415,380
Convertible note	799,280	-
Accrued interest payable	129,982	-
Note payable - related party	115,000	-
Venture debt, net of discount and interest payable of $159,995 and $225,720	4,382,549	3,774,280
Total Current Liabilities	8,424,556	5,971,106
Long-Term Liabilities:		
Warrant liability	7,700	-
Total Liabilities	8,432,256	5,971,106
Commitments and contingencies (Note 10)		
Stockholders' Deficit:		
Series Seed convertible preferred stock, $0.0001 par, 20,714,518 shares authorized, 20,714,518 and 20,714,518 shares issued and outstanding at December 31, 2019 and 2018, respectively. Convertible into one share of common stock. Liquidation preference of $5,633,855 and $5,633,855 as of December 31, 2019 and 2018, respectively.	2,071	2,071
Series A convertible preferred stock, $0.0001 par, 14,481,413 shares authorized, 5,654,072 and 5,650,903 shares issued and outstanding at December 31, 2019 and 2018, respectively. Convertible into one share of common stock. Liquidation preference of $2,713,955 and $2,712,433 as of December 31, 2019 and 2018, respectively.	565	565
Series A-2 convertible preferred stock, $0.0001 par, 20,000,000 shares authorized, 5,932,742 and 5,932,742 shares issued and outstanding at December 31, 2019 and 2018, respectively. Convertible into one share of common stock. Liquidation preference of $2,966,371 and $2,966,371 as of December 31, 2019 and 2018, respectively.	593	593
Series A-3 convertible preferred stock, $0.0001 par, 18,867,925 shares authorized, 8,223,036 and 3,447,608 shares issued and outstanding at December 31, 2019 and 2018, respectively. Convertible into one share of common stock. Liquidation preference of $4,358,209 and $1,827,232 as of December 31, 2019 and 2018, respectively.	823	345
Series CF convertible preferred stock, $0.0001 par, 2,000,000 shares authorized, 126,641 and 124,204 shares issued and outstanding at December 31, 2019 and 2018, respectively. Convertible into one share of common stock. Liquidation preference of $65,853 and $64,586 as of December 31, 2019 and 2018, respectively.	12	12
Undesignated preferred stock, $0.0001 par, 936,144 shares authorized, 0 and 0 issued and outstanding as of December 31, 2019 and 2018, respectively.	-	-
Common Stock, $0.0001 par, 110,000,000 shares authorized, 10,377,615 and 10,377,615 shares issued and outstanding as of December 31, 2019 and 2018, respectively.	1,038	1,038
Additional paid-in capital	15,485,078	13,241,211
Subscription receivable	(22,677)	(8,283)
Accumulated deficit	(22,617,702)	(16,963,729)
Total Stockholders' Deficit	(7,150,199)	(3,726,177)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 1,282,057	$ 2,244,929

See accompanying notes to financial statements

DENIM.LA, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2019 and 2018

		2019		2018
Net revenues	$	3,034,216	$	3,777,493
Costs of net revenues		1,626,505		1,656,332
Gross profit		1,407,711		2,121,161
Operating Expenses:				
General and administrative		4,584,010		3,121,355
Sales and marketing		869,285		2,042,360
Distribution		801,885		976,517
Total Operating Expenses		6,255,180		6,140,232
Loss from operations		(4,847,469)		(4,019,071)
Other Income (Expense):				
Interest expense		(772,592)		(705,662)
Other non-operating expenses		(33,112)		-
Total Other Expenses		(805,704)		(705,662)
Provision for income taxes		800		800
Net Loss	$	(5,653,973)	$	(4,725,533)
Weighted-average vested common shares outstanding				
-Basic and Diluted		10,377,615		10,377,615
Net loss per common share				
-Basic and Diluted	$	(0.54)	$	(0.46)

See accompanying notes to financial statements

DENIM.LA, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For the years ended December 31, 2019 and 2018

	Series Seed Preferred Stock		Series A Preferred Stock		Series A-2 Preferred Stock		Series A-3 Preferred Stock		Series CF		Common Stock		Additional Paid-in Capital	Capital Contribution Receivable	Subscription Receivable	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					
December 31, 2017	20,714,518	2,071	5,650,903	565	2,584,766	258	-	-	-	-	10,377,615	1,038	9,696,864	(2,154)	-	(12,238,196)	(2,539,554)
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	217,009	-	- -	217,009
Issuance of Series A-2 preferred stock	-	-	-	-	3,347,976	335	-	-	-	-	-	-	1,673,653	-	- -	1,673,988
Issuance of Series CF Preferred stock	-	-	-	-	-	-	-	-	124,204	12	-	-	64,574	-	- -	64,586
Issuance of Series A-3 preferred stock	-	-	-	-	-	-	3,447,608	345	-	-	-	-	1,826,887	-	- -	1,827,232
Subscription receivable from Series CF	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(8,283) -	(8,283)
Write off of contribution receivable	-	-	-	-	-	-	-	-	-	-	-	-	-	2,154	- -	2,154
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	(385,719)	-	- -	(385,719)
Fair value of warrant issuances - venture debt	-	-	-	-	-	-	-	-	-	-	-	-	147,943	-	- -	147,943
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	- -	(4,725,533) (4,725,533)
Balance as of December 31, 2018	20,714,518	$ 2,071	5,650,903	$ 565	5,932,742	$ 593	3,447,608	$ 345	124,204	$ 12	10,377,615	$ 1,038	$ 13,241,211	$ -	$ (8,283)	$(16,963,729)	$(3,726,177)
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	172,491	-	- -	172,491
Issuance of Series CF Preferred stock	-	-	-	-	-	-	-	-	2,437	-	-	-	-	-	8,283 -	8,283
Shares issued to holders in prior offerings	-	-	3,169	-	-	-	-	-	-	-	-	-	-	-	- - -	
Issuance of Series A-3 preferred stock	-	-	-	-	-	-	4,775,428	478	-	-	-	-	2,530,499	-	(22,677) -	2,508,300
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	(509,051)	-	- -	(509,051)
Fair value of warrant issuances - venture debt	-	-	-	-	-	-	-	-	-	-	-	-	49,928	-	- -	49,928
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	- -	(5,653,973) (5,653,973)
Balance as of December 31, 2019	20,714,518	$ 2,071	5,654,072	$ 565	5,932,742	$ 593	8,223,036	$ 823	126,641	$ 12	10,377,615	$ 1,038	$ 15,485,078	$ -	$ (22,677)	$(22,617,702)	$(7,150,199)

See accompanying notes to financial statements

DENIM.LA, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2019 and 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (5,653,973)	$ (4,725,533)
Adjustments to reconcile net loss to net cash used in operating activities:		-
Depreciation and amortization	48,885	26,346
Write-off of capital contribution receivable	-	2,154
Amortization of loan discount	65,577	78,833
Amortization of loan fees	84,371	92,361
Stock-based compensation	172,491	217,009
Changes in operating assets and liabilities:		
Inventory	146,673	(216,655)
Other current assets	114,898	(81,746)
Accounts payable	610,216	122,595
Accrued expenses and other liabilities	602,384	90,028
Deferred revenue	(259,728)	225,905
Accrued compensation - related party	68,859	-
Accrued interest	129,982	-
Net cash used in operating activities	(3,869,365)	(4,168,703)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(7,848)	(111,204)
Proceeds from repayment of related party receivable	-	171,900
Deposits and other	14,490	(22,805)
Net cash provided by investing activities	6,642	37,891
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds (repayment) - related party advances, net	(105,812)	199,312
Proceeds from venture debt, net of fees	508,249	1,092,500
Issuance of convertible notes payable	799,280	-
Proceeds from sale of Series A-2 preferred stock	-	1,673,988
Proceeds from sale of Series A-3 preferred stock	2,508,300	1,827,232
Proceeds from sale of Series CF preferred stock	8,283	64,586
Subscription receivable from Series A-3 preferred stock	-	(8,283)
Offering costs	(399,589)	(480,942)
Net cash provided by financing activities	3,318,711	4,368,393
Increase (decrease) in cash and cash equivalents	(544,012)	237,581
Cash and cash equivalents, beginning of year	584,481	346,900
Cash and cash equivalents, end of year	$ 40,469	$ 584,481
Supplemental Disclosure of Non-Cash Financing Activities:		
Warrants issued for offering costs	$ 71,400	$ 62,590
Warrants issued with venture debt	$ 49,928	$ 147,943
Subscription receivable for Series A-3 Preferred Stock	$ 22,677	$ -

See accompanying notes to financial statements

NOTE 1: NATURE OF OPERATIONS

Denim.LA, Inc. (the "Company"), is a corporation organized September 17, 2012 under the laws of Delaware as a limited liability company under the name Denim.LA LLC. The Company converted to a Delaware corporation on January 30, 2013 and changed its name to Denim.LA, Inc. The Company does business under the names DSTLD and Digital Brands Group. The Company sells premium denim and other products direct to consumers.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus ("COVID-19") a pandemic. As the global spread of COVID-19 continues, DBG remains first and foremost focused on a people-first approach that prioritizes the health and well-being of its employees, customers, trade partners and consumers. To help mitigate the spread of COVID-19, DBG has modified its business practices, including in response to legislation, executive orders and guidance from government entities and healthcare authorities (collectively, "COVID-19 Directives"). These directives include the temporary closing of offices and retail stores, instituting travel bans and restrictions and implementing health and safety measures including social distancing and quarantines.

The full extent of the future impact of the COVID-19 pandemic on the Company's operational and financial performance is currently uncertain and will depend on many factors outside the Company's control, including, without limitation, the timing, extent, trajectory and duration of the pandemic, the development and availability of effective treatments and vaccines, and the imposition of protective public safety measures.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $5,653,973 and $4,725,533 for the years ended December 31, 2019 and 2018, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2019 and 2018. The Company has historically lacked liquidity to satisfy obligations as they come due and as of December 31, 2019, the Company had a working capital deficit of $7,258,602. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The accompanying financial statements do not include any adjustments as a result of this uncertainty.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Equivalents and Concentration of Credit Risk

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. As of December 31, 2019 and 2018, the company did not hold any cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits of $250,000.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The Company's financial instruments consist of cash and cash equivalents, accounts payable, accrued expenses, due to related parties, related party note payable, and convertible debt. The carrying value of these assets and liabilities is representative of their fair market value, due to the short maturity of these instruments.

Certain of the Company's common stock warrants are carried at fair value. The fair value of the Company's common stock warrant liabilities has been measured under the Level 3 hierarchy using the Black-Scholes pricing model. (See Note 8). The Company's underlying common stock has no observable market price and was valued using a market approach. Changes in common stock warrant liability during the years ended December 31, 2019 are as follows:

Outstanding as of December 31, 2018	$ -
Warrants granted	7,700
Outstanding as of December 31 ,2019	$ 7,700

Inventory

Inventory is stated at the lower of cost or net realizable value and accounted for using the weighted average cost method. The inventory balances as of December 31, 2019 and 2018 consist substantially of finished good products purchased for resale, as well as any materials the Company purchased to modify the products.

Property, Equipment, and Software

Property, equipment, and software are recorded at cost. Depreciation/amortization is recorded for property, equipment, and software using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2019 and 2018 consist of software with three (3) year lives, property and equipment with 3-10 year lives, and leasehold improvements which are depreciated over the shorter of the lease life or expected life.

Depreciation and amortization charges on property, equipment, and software are included in general and administrative expenses and amounted to $48,885 and $26,346 for the years ended December 31, 2019 and 2018, respectively. Capital assets as of December 31, 2019 and 2018 are as follows:

	2019	2018
Computer equipment	$ 57,004	$ 52,936
Furniture and fixtures	70,108	66,328
Leasehold improvements	40,351	40,351
	167,463	159,615
Accumulated depreciation	(97,703)	(50,235)
Property and equipment, net	$ 69,760	$ 109,380
Software	$ 56,450	$ 56,450
Accumulated amortization	(53,617)	(52,200)
Software, net	$ 2,833	$ 4,250

Impairment of Long-lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Revenue Recognition

Revenues are recognized when performance obligations are satisfied through the transfer of promised goods to the Company's customers. Control transfers upon shipment of product and when the title has been passed to the customers. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. The Company provides the customer the right of return on the product and revenue is adjusted based on an estimate of the expected returns based on historical rates. The Company considers the sale of products as a single performance obligation. Sales tax collected from customers and remitted to taxing authorities is excluded from revenue and is included in accrued expenses. Revenue is deferred for orders received for which associated shipments have not occurred. ASC 606 has been adopted effective January 1, 2029 using the modified retrospective method with no adjustment.

The reserve for returns totaled approximately $100,000 and $188,532 as of December 31, 2019 and 2018, respectively, and is included in accrued expenses and other liabilities in the accompanying balance sheets.

Cost of Revenues

Cost of revenues consists primarily of inventory sold and related freight-in.

Shipping and Handling

The Company recognizes shipping and handling billed to customers as a component of net revenues, and the cost of shipping and handling as a component of sales and marketing. Total shipping and handling billed to customers as a component of net revenues was approximately $39,000 and $57,000 for the years ended December 31, 2019 and 2018, respectively. Total shipping and handling costs included in distribution costs were approximately $357,000 and $469,000 for the years ended December 31, 2019 and 2018, respectively.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2019 and 2018 amounted to approximately $579,000 and $1,372,000, respectively, which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation costs under the provisions of ASC 718, Compensation—Stock Compensation, which requires the measurement and recognition of compensation expense related to the fair value of stock-based compensation awards that are ultimately expected to vest. Stock based compensation expense recognized includes the compensation cost for all stock-based payments granted to employees, officers, and directors based on the grant date fair value estimated in accordance with the provisions of ASC 718. ASC 718 is also applied to awards modified, repurchased, or cancelled during the periods reported. Stock-based compensation is recognized as expense over the employee's requisite vesting period and over the nonemployee's period of providing goods or services.

Deferred Offering Costs

The Company complies with the requirements of ASC 340, Other Assets and Deferred Costs, with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2019 and 2018, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2019 and 2018 are as follows:

	2019	2018
Series Seed Preferred Stock (convertible to common stock)	20,714,518	20,714,518
Series A Preferred Stock (convertible to common stock)	5,654,072	5,650,903
Series A-2 Preferred Stock (convertible to common stock)	5,932,742	5,932,742
Series CF Preferred Stock (convertible to common stock)	126,641	124,204
Series A-3 Preferred Stock (convertible to common stock)	8,223,036	3,447,608
Common stock warrants	6,530,657	4,197,745
Preferred stock warrants	806,903	547,141
Exercisable stock options	16,940,861	13,278,843
Total potentially dilutive shares	64,929,430	53,897,703

Concentrations

The Company utilized two vendors that made up 39% and 29% of all inventory purchases, respectively during the year ended December 31, 2019 and two vendors that made up 29% and 26% of all inventory purchases, respectively during the year ended December 31, 2018. The loss of one of these vendors, may have a negative short-term impact on the Company's operations; however, we believe there are acceptable substitute vendors that can be utilized longer-term.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02: Leases (Topic 842). The new guidance generally requires an entity to recognize on its balance sheet operating and financing lease liabilities and corresponding right-of-use assets. The standard will be effective for the first interim period within annual reporting periods beginning after December 15, 2018 and early adoption is permitted. The new standard requires a modified retrospective transition for existing leases to each prior reporting period presented. The Company has elected to utilize the extended adoption period available to the Company as an emerging growth company and has not currently adopted this standard. This standard will be effective for the first interim period within annual reporting periods beginning after December 15, 2021. The Company is currently evaluating the impact of the adoption of ASU 2016-02 on its financial position, results of operations and cash flows once adopted.

In August 2018, the FASB issued ASU No. 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement ("ASU 2018-13"). The amendments in ASU 2018-13 modify the disclosure requirements associated with fair value measurements based on the concepts in the Concepts Statement, including the consideration of costs and benefits. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The amendments are effective for all entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. We are currently evaluating ASU 2018-13 and its impact on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 4: LIABILITIES AND DEBT

Accrued Expenses and Other Liabilities

The Company accrued expenses and other liabilities line in the balance sheets is comprised of the following as of December 31, 2019 and 2018:

	2019	2018
Accrued expenses	$ 188,341	$ 106,687
Reserve for returns	100,000	188,532
Payroll related liabilities	412,155	78,829
Sales tax liability	156,707	35,548
Other liabilities	264,114	109,527
	$ 1,121,317	$ 518,933

Certain liabilities including sales tax and payroll related liabilities maybe be subject to interest in penalties; however as of the date of these financial statements no such additional costs have been incurred.

Venture Debt

In March 2017, the Company entered into a senior credit agreement with an outside lender for up to $4,000,000, dependent upon the achievement of certain milestones. The initial close amount was a minimum of $1,345,000. The loan bears interest at 12.5% per annum, compounded monthly, plus fees. A 5% closing fee is due upon each closing, legal and accounting fees of up to $40,000, and management fees of $4,167-$5,000 per month. The loan requires monthly payments of interest commencing March 31, 2017, and a balloon payment for the full principal amount at maturity in March 2021. As of the date of these financial statements, all loans made under the Venture Debt agreement, including those described in Note 11 are in default.

Repayment is accelerated upon a change in control, as defined in the agreement. The loan is senior to all other debts and obligations of the Company, is collateralized by all assets of the Company, and shares of the Company's common stock pledged by officers of the Company. As of December 31, 2019 and 2018, the gross loan balance is $4,542,544 and $4,000,000, resulting from cash disbursed to the Company and considerations for outstanding interest of $508,249 and $1,092,500 plus loan fees of $34,296 and $57,500 charged to the loan balance, respectively. The Company failed to comply with certain debt covenants during the years ended December 31, 2019 and 2018. Accordingly, as of December 31, 2019 and 2018, the venture debt is shown as a current liability.

The lender was also granted warrants to purchase common stock representing 1% of the fully diluted capitalization of the Company for each $1,000,000 of principal loaned under the agreement, which was increased to 1.358% during 2019. During 2019 and 2018, the Company granted 2,010,423 and 1,248,347 common stock warrants, respectively, to the lender with an exercise price of $0.16 per share and a ten-year contractual life. As discussed in Note 8, during 2019 and 2018, these warrants were valued at $49,928 and $147,943, respectively. The value of the warrants was initially recorded as a discount to the note, which is amortized over its term.

For the years ended December 31, 2019 and 2018, $149,948 and $171,194 of these loan fees and discounts from warrants were amortized to interest expense, leaving unamortized balances of $159,995 and $225,720 as of December 31, 2019 and 2018, respectively. Unamortized balances are expected to be amortized through June 2021, the maturity date of the loan.

Interest expense and effective interest rate on this loan for the year ended December 31, 2019 and 2018 was $624,127 and $526,251, and 17.7% and 18.6%, all respectively.

Convertible Debt

For the year ended December 31, 2019, the Company received gross proceeds of $799,280 from a Regulation D convertible debt offering. The debt accrues interest at a rate of 12% per annum with a maturity date of thirty-six months from the date of issuance. The debt is contingently convertible contains both automatic and optional conversions. The debt converts automatically upon an initial public offering at $0.14 per share. If, prior to maturity there is a change in control event, the holders of a majority of the debt can vote to convert two times the value of the principle, with accrued interest being eliminated, at 1) the fair market value of the company's common stock at the time of such conversion, 2) $0.14 per share, 3) dividing the valuation cap ($9,000,000) by the pre-money fully diluted capitalization. Upon maturity and vote of the majority investors, principal balances can be converted into common stock at the quotient by dividing the valuation cap by the fully diluted capitalization. As the debt is not currently convertible and ultimate number of shares is not known, it is not included in dilutive share counts.

NOTE 5: STOCKHOLDERS' DEFICIT

Convertible Preferred Stock

In September 2018, the Company amended and restated its articles of incorporation, increasing the authorized common stock to 110,000,000 shares and increasing the authorized preferred stock to 77,000,000 shares. The Company designated its preferred stock as 20,714,518 shares of Series Seed Preferred Stock, 14,481,413 shares of Series A Preferred Stock, 20,000,000 shares of Series A-2 Preferred Stock, 2,000,000 shares of Series CF Preferred Stock, 18,867,925 shares of Series A-3 Preferred Stock, and with 936,144 shares of preferred stock undesignated. The Company also amended the rights and privileges applicable to the various share classes to include the newly designated Series CF Preferred Stock and Series A-3 Preferred Stock. Series Seed Preferred Stock holders are entitled to vote on an as converted basis, while Series A Preferred Stock holders, Series A-2 Preferred Stock holders, Series CF Preferred Stock holders, and Series A-3 Preferred Stock holders do not have voting privileges. The preferred stockholders have certain dividend preferences over common stockholders. The preferred stock is subject to an optional conversion right, where the preferred stock is convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections. All classes of preferred stock are subject to automatic conversion into the Company's common stock if and upon an initial public offering of $25,000,000 or greater. The preferred stockholders are entitled to a liquidation preference over common stockholders of the greater of: 1) the preferred stock purchase price ($0.27 per share for Series Seed Preferred Stock, $0.48 per share for Series A Preferred Stock, $0.50 per share for Series A-2 Preferred Stock, $0.52 per share for Series CF Preferred Stock, and $0.53 per share for Series A-3 Preferred Stock) multiplied by a multiple of 1.00 for Series A Preferred Stock, Series A-2 Preferred Stock, Series CF Preferred Stock, and Series A-3 Preferred Stock, and 1.00 or 1.25 depending upon certain conditions defined the articles of incorporation for the Series Seed Preferred Stock; 2) on an as converted to common stock at the liquidation date.

On February 11, 2020 the Company increased the authorized common stock to 200,000,000 and the authorized preferred stock to 125,000,000, and authorized 20,754,717 Series B Preferred Stock ("Series B"). Liquidation preference on Series B is $0.53 per share and convertible to common at a 1:1 rate. The Series B is non-voting. All other authorized preferred stock remained the same.

As of December 31, 2019 and 2018, 20,714,518 shares of Series Seed Preferred Stock were issued and outstanding, 5,654,072 shares of Series A Preferred Stock were issued and outstanding, 5,932,742 shares of Series A-2 Preferred Stock were issued and outstanding, 126,641 shares of Series CF Preferred Stock were issued and outstanding, and 8,223,036 and 3,447,608 shares of Series A-3 Preferred Stock were issued and outstanding, all respectively.

Based on circumstances in place as of December 31, 2019 and 2018, the liquidation preference on the Series Seed Preferred Stock was subject to the 1.00 and 1.00 multiple and the liquidation preference on the Series A Preferred Stock was subject to a multiple of 1.00 and 1.00, all respectively. The total liquidation preferences as of December 31, 2019 and 2018 amounted to 15,738,243.

In 2018, the Company issued 124,204 shares of Series CF Preferred Stock at price of $0.52, providing gross proceeds of $64,586 and 3,447,608 shares of Series A-3 Preferred Stock at price per share of $0.53, providing gross proceeds of $1,827,232.

In 2019, the Company sold 4,775,428 shares of Series A-3 Preferred Stock at a price of $0.53 per share, providing gross proceeds of $2,530,977.

Common Stock

The Company had 110,000,000 shares of common stock authorized with a par value of $0.0001 as of December 31, 2019 and 2018. As of December 31, 2019 and 2018, 10,377,615 shares of common stock were issued and outstanding. There were no shares of common stock issued during 2019 or 2018. In 2020, the common stock authorized was increased to 200,000,000.

Common stockholders have voting rights of one vote per share. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

NOTE 6: RELATED PARTY TRANSACTIONS

<u>Employee Backpay, Loans Receivable and Loans Payable</u>

Two former officers and one current officer of the Company deferred their salary during portions of 2014-2016 and 2019, respectively. The Company commenced repaying the two former officer obligations during 2017; however, no additional payments were made during 2018. The balance of employee backpay to former officers as of December 31, 2018 was approximately $430,500. The Company has loaned funds to these same two officers of the Company throughout the life of the business, which net of repayments amounted $234,500 as of December 31, 2018. These loans are payable on demand and do not bear interest. Due to the right of offset of the loans' receivable and backpay for the former officers, such amounts were netted as of December 31, 2018 and included in due to related parties on the accompanying balance sheet. As of December 31, 2018, due to related parties totaled $415,380 which included additional advances from one former officer and the current officer. In 2019, the balance due to one these former officers were relieved in full through offset. The second former officer, who is a director, received repayment on all balances that existed as of 2018 and advanced additional funds to the Company. These advances are non-interest bearing and due on demand. The current officer converted prior advances to a loan payable (see below). As of December 31, 2019, the due to related parties account on the accompanying balance sheet include advances from the former officer, who also serves as a director, totaling $194,568, and accrued salary of $68,859 to a current officer.

An officer of the Company previously advanced funds to the Company for working capital, as described above. These prior advances were converted to a note payable totaling $115,000 as of December 31, 2019. The loan bears an interest rate of 5% per annum.

<u>Payment Processor:</u>

The Company's backend payment processor's majority shareholder is a director of the Company. Total expenses for the years ended December 31, 2019 and 2018 were $140,221 and $121,223, respectively, and included in sales and marketing in the accompanying statements of operations.

NOTE 7: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, share-based compensation expense, and for net operating loss carryforwards. As of December 31, 2019 and 2018, the Company had net deferred tax assets before valuation allowance of $6,047,117 and $4,357,170, respectively. The following table presents the deferred tax assets and liabilities by source:

	2019	2018
Deferred Tax Assets:		
Net operating loss carryforwards	$ 6,060,102	$ 4,357,985
Stock-based compensation	36,829	67,381
Deferred Tax Liabilities:		
Depreciation timing differences	(5,103)	(5,103)
Unamortized debt issuance costs	(44,711)	(63,093)
Valuation Allowance	(6,047,117)	(4,357,170)
Net Deferred Tax Asset	-	-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2019 and 2018, cumulative losses through December 31, 2019, and no history of generating taxable income. Therefore, valuation allowances of $6,047,117 and $4,357,170 were recorded as of December 31, 2019 and 2018, respectively. Valuation allowance increased by $1,689,947 and $69,300 during the years ended December 31, 2019 and 2018, respectively. Accordingly, a $800 and $800 provision for income taxes has been recognized for each of the years ended December 31, 2019 and 2018. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be approximately 28.0%. The effective rate is reduced to 0% for 2019 and 2018 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2019 and 2018, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of approximately $21,650,000 and $15,590,000, which may be carried forward and will start to expire starting in 2034.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change reduced the Company's net deferred tax assets by $1,849,596 at December 31, 2018. However, this change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2018 and has a full valuation allowance against its net deferred tax assets.

The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2016-2019 tax years remain open to examination.

NOTE 8: SHARE-BASED PAYMENTS

Warrants

In March 2017, the lender of venture debt was granted warrants to purchase common stock representing 1% of the fully diluted capitalization of the Company for each $1,000,000 of principal loaned under the agreement, see Note 4. During the years ended December 31, 2019 and 2018, 2,010,423 and 1,248,347 common stock warrants were granted under the terms of the loan, respectively, to the lender with an exercise price of $0.16 per share and a ten-year contractual life. In aggregate, these warrants were valued at $49,928 and $147,943, respectively using the below range of inputs using the Black-Scholes model.

During the Company's Series A-3 Preferred Stock raise, the company granted 332,489 common warrants to a funding platform. The warrants are fully vested with an exercise price of $0.53 per share, expiring in five years. The warrants contain a put option for the Company to redeem the warrants in cash in a change-in-control transaction, equal to the Black-Scholes value immediately prior to the fundamental event. The warrants also include other down-round and anti-dilution features if shares of common stock are issued or granted at a lesser value than the strike price which may also require additional warrants to be issued, such that the aggregate value of the strike price remains the same. The number of warrants also increase by 25% each six months after they are exercised in which an IPO has not occurred. As the warrants include a put option and embody an obligation for the Company to redeem these warrants in cash upon a contingent event, they are presented as a liability in the accompanying balance sheet. The Company valued the warrants at $7,700 using a Black-Scholes model within the same inputs described below. The volatility rate of 100% was used as it is a floor volatility as defined by the warrants. The change in fair value between the time the warrants were granted and December 31, 2020, was negligible.

	2019	2018
Risk Free Interest Rate	1.47-2.49%	2.02-2.43%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	58.0-100%	55.0%
Expected Life (years)	5.00	5.00

For valuing the warrants noted above, the Company uses the same assumptions used for valuing employee options as noted below in the Stock Plan section, with the exception of the useful life which is either the contractual life or for the Venture Debt the estimated life which is based on the occurrence of an acquisition or IPO.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

A summary of information related to common stock warrants for the years ended December 31, 2019 and 2018 is as follows:

	December 31, 2019		December 31, 2018	
	Common Stock Warrants	**Weighted Average Exercise Price**	**Common Stock Warrants**	**Weighted Average Exercise Price**
Outstanding - beginning of year	4,197,745	$ 0.16	2,949,398	$ 0.16
Granted	2,342,912	0.21	1,248,347	0.16
Exercised	-		-	
Forfeited	(10,000)		-	
Outstanding - end of year	6,530,657	$ 0.16	4,197,745	$ 0.16
Exercisable at end of year	6,530,657	$ 0.18	4,197,745	$ 0.16

Preferred Stock Warrants

In 2018, in conjunction with the closing of its Series A-2 Preferred Stock offering under Regulation A discussed in Note 4, the Company issued its broker-dealer in this offering 296,637 fully vested warrants to purchase its Series A-2 Preferred Stock at an exercise price of $0.50 per share, expiring in five years. The fair value of these warrants was calculated under the Black-Scholes method, using below variables, resulting in an aggregate fair value of $62,590 being recorded to additional paid-in capital and as offering costs within additional paid-in capital for the year ended December 31, 2018.

During the Company's 2019 Series A-3 Preferred Stock raise, the company granted 261,430 warrants to purchase Series A-3 Preferred Stock to a funding platform. The warrants are fully vested with an exercise price of $0.53 per share, expiring in five years. The fair value of these warrants was calculated under the Black-Scholes method, using below variables, resulting in an aggregate fair value of $71,400 being recorded to additional paid-in capital and as offering costs within additional paid-in capital for the year ended December 31, 2019.

	2019	2018
Risk Free Interest Rate	2.49%	2.63%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	58.00%	32.00%
Expected Life (years)	5.00	3.50

A summary of information related to preferred stock warrants for the years ended December 31, 2019 and 2018 is as follows:

	December 31, 2019		December 31, 2018	
	Preferred Stock Warrants	**Weighted Average Exercise Price**	**Preferred Stock Warrants**	**Weighted Average Exercise Price**
Outstanding - beginning of year	545,473	$ 0.47	545,473	$ 0.47
Granted	261,430	0.53	-	0.46
Exercised	-		-	
Forfeited	-		-	
Outstanding - end of year	806,903	$ 0.49	545,473	$ 0.47
Exercisable at end of year	806,903	$ 0.49	545,473	

Stock Plan

The Company has adopted the 2013 Stock Plan, as amended and restated (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the Plan was 18,693,055 shares as of December 31, 2019. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the Plan's inception. Shares available for grant under the Plan amounted to 1,752,194 as of December 31, 2019.

Vesting generally occurs over a period of immediately to four years. A summary of information related to stock options for the years ended December 31, 2019 and 2018 is as follows:

	December 31, 2019		December 31, 2018	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	17,751,416	$ 0.15	13,381,416	$ 0.13
Granted	2,633,208	0.21	4,920,000	$ 0.21
Exercised	-		-	
Forfeited	(3,443,764)		(550,000)	$ 0.11
Outstanding - end of year	16,940,860	$ 0.16	17,751,416	$ 0.15
Exercisable at end of year	11,719,596	$ 0.14	13,278,843	$ 0.14
Weighted average grant date fair value of options granted during year	$ 0.016		$ 0.115	
Weighted average duration (years) to expiration of outstanding options at year-end	6.63		7.53	

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The number of stock award forfeitures are recognized as incurred. The assumptions utilized for option grants during the years ended December 31, 2019 and 2018 are as follows:

	2019	2018
Risk free interest rate	1.59% - 2.55%	2.83%
Expected dividend yield	0%	0%
Expected volatility	58%	55%
Expected life (years)	6.25	5.50 - 6.25
Weighted Average fair value of stock options granted -	$0.0164	$0.114

The total grant-date fair value of the options granted during the year ended December 31, 2019 and 2018 was $39,441 and $565,120, respectively. Stock-based compensation expense of $172,491 and $217,009 was recognized for the years ended December 31, 2019 and 2018, respectively, and was recorded to general and administrative expense in the statements of operations. Total unrecognized compensation cost related to non-vested stock option awards as of December 31, 2019 amounted to $336,797 and will be recognized over a weighted average period of 2.35 years.

NOTE 9: LEASE OBLIGATIONS

The Company entered into three short-term lease agreements for building space during 2018, two of which, with total base rent of $40,000 per month, terminated on the same year. The total base rent from the one remaining lease agreement is 10% of gross sales.

In January 2018, the Company entered into a lease agreement requiring base rent payments of $14,500 per month for a 36-month term. The lease required a $43,500 deposit. The Company terminated its lease agreement in February 2020. The Company received $73,500 from the landlord, which included $43,500 from the security deposit and two-thirds of the brokerage commission payable for the sub-lease agreement. See Note 10.

Total rent expense for the years ended December 31, 2019 and 2018 was $210,352 and $310,493, respectively.

NOTE 10: CONTINGENCIES

We were in a lawsuit with our Los Angeles landlord in 2019. In February 2020, we settled with the landlord and terminated our lease agreement. The Company received $73,500 from the landlord, which included $43,500 from the security deposit and two-thirds of the brokerage commission payable for the sub-lease agreement, which will be received in 2020. The premises have been vacated there is no additional liability.

NOTE 11: SUBSEQUENT EVENTS

1) See Note 5 for increase to authorized common and preferred shares.

2) As of December 1, 2020 the Company had issued 7,710,343 warrants to Venture Debt holder with an exercise price of $0.16 with a ten-year exercise period for gross debt proceeds of $1,050,000 and relief of accrued interest of $209,211. Actual funds received were net of on-issuance discounts of approximately 5% on each tranche.

3) The Company issued 809,294 of series A-3 Preferred Stock at a price of $0.53 per share with the Company's Regulation A (Tier II) Offering for gross proceeds of $428,925.

4) The Company issued 709,690 of series CF Preferred Stock at a price of $0.44 per share with the Company's Regulation CF offering for gross proceeds of $309,750.

5) The Company received gross proceeds of $150,000 from a Regulation D convertible debt offering that is still open for additional investments. The terms of the Regulation D convertible debt offering are (1) a conversion upon a Qualified Financing. In the event that the Company issues and sells shares of its equity securities ("Equity Securities") to investors (the "Investors") while this Note remains outstanding in an equity financing with total proceeds to the Company of not less than $1,000,000 (excluding the conversion of the Notes) (a "Qualified Financing"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.5. The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing, and (2) simple interest on the outstanding principal amount at the rate of 14% per annum. Interest shall commence with the date hereof and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request the Majority Holders on or after November 13, 2022 (the "Maturity Date").

6) The Company granted 1,432,619 stock options at a strike price of $0.06 to several employees, vendors, and consultants. The options vest according to the Company's 2013 stock option plan.

7) The Company terminated its facility lease in 2020. See Note 9 and 10.

8) In April 2020, the Company entered into a loan with a lender in an aggregate principal amount of $203,994 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note ("Note"). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The Note provides for customary events of default including, among other things, cross-defaults on any other loan with the lender. The PPP Loan may be accelerated upon the occurrence of an event of default. The loan proceeds were used for payroll and other covered payments and is expected to be forgiven based on current information available; however, formal forgiveness has not yet occurred as of the date of these financial statements.

9) The CARES Act additionally extended COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan (EIDL) assistance program. On June 25, 2020 the Company was notified that their EIDL application was approved by the Small Business Association (SBA). Per the terms of the EIDL agreement, the Company received total proceeds of $150,000. The Loan matures in thirty years from the effective date of the Loan and has a fixed interest rate of 3.75% per annum.

10) We believe there are three ideal acquisition targets: strong legacy brands that have been mismanaged, strong brands that do not have capital to grow, and wholesale brands that are struggling to transition to e-commerce. Based on that criteria, we acquired or are attempting to acquire the below brands.

On February 12, 2020, Denim.LA, Inc. ("Denim") entered into an Agreement and Plan of Merger (the "Merger Agreement") by and between Bailey 44, LLC, a Delaware limited liability company ("Bailey"), Norwest Venture Partners XI, LP, a Delaware limited partnership ("NVP XI"), and Norwest Venture Partners XII, LP, a Delaware limited partnership ("NVP XII", each of NVP XI and NVP XII known herein as a "Holder" and together the "Holders"), on the one hand, and the issuer, and Denim.LA Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the issuer ("Merger Sub"), on the other hand to effect the merger of Merger Sub with and into Bailey (the "Merger"). Upon the consummation of the Merger (the "Effective Time"), which occurred on the date of the Merger Agreement, Merger Sub ceased to exist and Bailey was the entity surviving the Merger.

Bailey was a strong brand, but had been mismanaged with declining revenue and increasing losses. Since its acquisition, we have hired a new designer, whose first collections are being well received by the wholesale and direct to consumer channels. Additionally, we have reorganized the company and eliminated significant labor and structural costs.

Prior to the Merger, Bailey had (a) membership interests consisting of Preferred Units, Common Units and Performance Units (collectively, the "Membership Units") outstanding and (b) entered into certain Phantom Performance Unit Agreements (the "Phantom Performance Units"). All Preferred Units were held by the Holders. As a result of the Merger, (A) each Preferred Unit issued and outstanding immediately prior to the Effective Time of the Merger was converted (and when so converted, was automatically cancelled and retired and ceased to exist) in exchange for the right to receive a portion of (i) an aggregate of 20,754,717 newly issued shares of Series B Preferred Stock, par value $0.001 per share, of Denim (the "Parent Stock") and (ii) a promissory note in the principal amount of $4,500,000, (B) all other Membership Units other than the Preferred Units as well as all Phantom Performance Units were cancelled and no consideration was delivered in exchange therefor, and (C) Bailey became the wholly-owned subsidiary of Denim. The Articles of Incorporation were amended to authorize the newly issued shares of Series B Preferred Stock, par value $0.001 per share, of Denim (the "Parent Stock").

Of the shares of Parent Stock issued in connection with the Merger, 16,603,773 shares were delivered on the effective date of the Merger (the "Initial Shares") and four million one hundred fifty thousand nine hundred forty four (4,150,944) shares were held back solely, and only to the extent necessary, to satisfy any indemnification obligations of Bailey or the Holders pursuant to the terms of the Merger Agreement (the "Holdback Shares").

Denim agreed that if at that date which is one year from the closing date of Denim's initial public offering, the product of the number of shares of Parent Stock issued under the Merger Agreement multiplied by the sum of the closing price per share of the common stock of Denim on such date as quoted on Nasdaq, the New York Stock Exchange or other stock exchange or interdealer quotation system, as the case may be, plus Sold Parent Stock Gross Proceeds (as that term is defined in the Merger Agreement) does not exceed the sum of $11,000,000 less the value of any Holdback Shares cancelled further to the indemnification provisions of the Merger Agreement, then Denim shall issue to the Holders pro rata an additional aggregate number of shares of common stock of Denim equal to the valuation shortfall at a per share price equal to the then closing price per share of the common stock of Denim as quoted on the Nasdaq, the New York Stock Exchange or other stock exchange or interdealer quotation system, as the case may be. Concurrently, Denim will cause an equivalent number of shares of common stock or common stock equivalents held by affiliated stockholders of Denim prior to the date of the Merger Agreement to be cancelled pro rata in proportion to the number of shares of common stock of Denim held by each of them.

In addition, Denim agreed that at all times from the date of the Merger Agreement until the date immediately preceding the effective date of Denim's initial public offering, in no event will the number of shares of Parent Stock issued pursuant to the Merger Agreement represent less than 9.1% of the outstanding capital stock of Denim on a fully-diluted basis. Denim agreed that in the event that, at any time prior to the date immediately preceding the effective date of Denim's initial public offering, the shares of Parent Stock issued pursuant to the Merger Agreement represent less than 9.1% of the outstanding capital stock of Denim on a fully-diluted basis, Denim shall promptly issue new certificates evidencing additional shares of Parent Stock to the Holders such that the total number of shares of Parent Stock issued pursuant to Denim's Merger Agreement is not less than 9.1% of Denim's the outstanding capital stock on a fully-diluted basis as of such date.

The acquisition of Bailey 44 did not occur during the current (2019) reporting period and acquisition accounting work on the business combination financials remains in process at the time of filing due to constraints on resources.

11) On October 14, 2020, Denim.LA, Inc., a Delaware corporation (the "Company"), entered into a Membership Interest Purchase Agreement (the "Agreement") with D. Jones Tailored Collection, Ltd., a Texas limited partnership ("Seller"), to acquire all of the outstanding membership interests of Harper & Jones LLC ("H&J") concurrent with the closing of an initial public offering by the Company (the "Transaction"). Pursuant to the Agreement, Seller, as the holder of all of the outstanding membership interests of H&J, will exchange all of such membership interests for a number of common stock of the Company equal to the lesser of (i) $9.1 million at a per share price equal to the initial public offering price of the Company's shares offered pursuant to its initial public offering or (ii) the number of Subject Acquisition Shares; "Subject Acquisition Shares" means the percentage of the aggregate number of shares of the Company's common stock issued pursuant to the Agreement, which is the percentage that Subject Seller Dollar Value is in relation to Total Dollar Value. "Subject Seller Dollar Value" means $9.1 million. "Total Dollar Value" means the sum of Existing Holders Dollar Value plus the Bailey Holders Dollar Value plus the aggregate dollar value with respect to all other acquisitions to be completed by the Company concurrently with its initial public offering (including the Subject Seller Dollar Value). "Existing Holders Dollar Value" means $40.0 million. "Bailey Holders Dollar Value" means $11.0 million. In addition, the Company will pay Seller a $500,000 cash payment that will be allocated towards H&J's debt outstanding immediately prior to the closing of the Transaction. Thirty percent of the shares of the Company issued to Seller at the closing will be issued into escrow to cover possible indemnification obligations of Seller and post-closing adjustments under the Agreement.

If, at the one year anniversary of the closing date of the Company's initial public offering, the product of the number of shares of the Company's common stock issued at the closing of the Transaction multiplied by the average closing price per share of the shares of the Company's common stock as quoted on the NYSE American for the thirty (30) day trading period immediately preceding such date plus Sold Buyer Shares Gross Proceeds does not exceed the sum of $9.1 million less the value of any shares of the Company's common stock cancelled further to any indemnification claims made against Seller or post-closing adjustments under the Agreement, then the Company shall issue to Seller an additional aggregate number of shares of the Company's common stock equal to the valuation shortfall at a per share price equal to the then closing price per share of the Company's common stock as quoted on the NYSE American (collectively, the "Valuation Shortfall").

Concurrently, the Company will cause a number of shares of the Company's common stock or common stock equivalents held by certain of its affiliated stockholders prior to the closing of the Transaction to be cancelled in an equivalent Dollar amount as the Valuation Shortfall on a pro rata basis in proportion to the number of shares of the Company's common stock or common stock equivalents held by each of them. "Sold Buyer Shares Gross Proceeds" means the aggregate gross proceeds received by Seller from sales of Sold Buyer Shares within the period that is one (1) year from the Closing Date. "Sold Buyer Shares" means shares of the Company's common stock issued to Seller further to the Transaction and which are sold by Seller within the period that is one (1) year from the closing of the Transaction.

The obligations of each party to consummate the transactions contemplated by the Agreement are predicate on the closing of the initial public offering on or before December 31, 2020. Should the initial public offering not occur by that date, either the Company or Seller may terminate the Agreement.

We have been working with Harper & Jones to reorganize their marketing team and create targeted and return driven marketing strategies. We have also helped analyze the sales representative, customer and showroom data, which we are using to develop the brand's growth strategies. As an example, our analysis showed that the showrooms cost $125,000 to open while generating $250,000 in store level cash flow in its first year. This 100% cash on cash return shows the opportunity to open more showrooms, but Harper & Jones does not have the cash or balance sheet to support additional store openings. We plan to use a portion of the proceeds of this offering to open additional Harper & Jones showrooms in markets where the brand already has a strong customer base.

The acquisition agreement with Harper & Jones did not occur during the current (2019) reporting period and is contingent upon an initial public offering. According, acquisition accounting has not been completed and preparation of historical financials remain in progress at the time these financial statements were available to be issued.

Management's Evaluation

Management has evaluated subsequent events through December 11, 2020 the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.